UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Press release dated May 8, 2014 entitled “Nortel Inversora S.A. Announces Consolidated First Quarter Results for Fiscal Year 2014”

Nortel Inversora S.A. Announces Consolidated First Quarter Results For Fiscal Year 2014

BUENOS AIRES, Argentina, May 8, 2014 /PRNewswire/— Nortel Inversora S.A. (NYSE: NTL) whose sole material activity is holding 54.74% of the capital stock of Telecom Argentina S.A. (“Telecom”) informs that Telecom has repurchased 15,221,373 of its own stock as of March 31, 2014. As a result, the political and economic rights of Nortel have increased to 55.60 % of Telecom’s outstanding stock as of such date.

Nortel announces consolidated income of Ps. 905 million for the first quarter of fiscal year 2014, of which Ps. $ 493 million correspond to Nortel as controlling shareholder.

Relevant matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Meeting held on April 29, 2014

The Ordinary and Extraordinary General Meeting held on April 29, 2014 resolved, among other items:

1.	to approve the Annual Report and Financial Statements as of December 31, 2013;

2.	to allocate the non-appropriated profit amount as of December 31, 2013, of Ps. $ 1,720 million, to the already existing “Voluntary Reserve for the Future Distribution of Dividends”, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.

3.	the appointment of the members of the Board of Directors to serve from the date of this Stockholders’ Meeting and for three fiscal years;

4.	the appointment of the members of the Supervisory Committee for fiscal year 2014.

(Financial Tables below)

	First Quarter, Fiscal Year 2014
	(in millions of Argentine Pesos)
Consolidated Income Statement	March 2014	March 2013
Revenues and other income	7,476	6,073
Operating costs	(6,103)	(4,961)

Operating income	1,373	1,112
Financial results, net	(28)	135

Net income before income tax expenses	1,345	1,247
Income tax expense	(440)	(437)

Net income	905	810

Other comprehensive income, net of tax	206	63

Total comprehensive income for the period	1,111	873

Consolidated Balance Sheet	March 2014	December 2013
Current assets	9,474	9,836
Non-current assets	14,556	13,381

Total assets	24,030	23,217

Current liabilities	8,831	9,086
Non-current liabilities	2,038	2,029

Total liabilities	10,869	11,115

Equity attributable to Nortel	7,171	6,603
Equity attributable to non-controlling shareholders	5,990	5,499

Total equity	13,161	12,102

Total liabilities and equity	24,030	23,217

Ratios
Liquidity (a)	1.07	1.08
Indebtedness (b)	0.83	0.92

(a)	Current assets to current liabilities
(b)	Total liabilities to shareholders’ equity

CONTACT: Maria de los Angeles Blanco Salgado, Responsible in Market Relations, +54-11-4968-3631, mblancosalgado@ta.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	May 8, 2014	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations